PAGE 1

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1994

                                                  REGISTRATION NO. 33-
                      SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.

                                   FORM S-3

                            REGISTRATION STATEMENT

                                    UNDER

                          THE SECURITIES ACT OF 1933

                      UNITED DOMINION REALTY TRUST, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            VIRGINIA                    54-0857512
  (STATE OR OTHER JURISDICTION       (I.R.S. EMPLOYER
       OF INCORPORATION)           IDENTIFICATION NO.)

                        10 SOUTH 6TH STREET, SUITE 203
                        RICHMOND, VIRGINIA 23219-3802
                                (804) 780-2691
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JOHN P. MCCANN
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER











                      UNITED DOMINION REALTY TRUST, INC.
                        10 SOUTH 6TH STREET, SUITE 203
                        RICHMOND, VIRGINIA 23219-3802
                                (804) 780-2691
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPY TO:

      JAMES W. FEATHERSTONE, III              HOWARD G. GODWIN, JR.
          HUNTON & WILLIAMS                       BROWN & WOOD
     RIVERFRONT PLAZA, EAST TOWER            ONE WORLD TRADE CENTER
         951 EAST BYRD STREET               NEW YORK, NEW YORK 10048
    RICHMOND, VIRGINIA 23219-4074                (212) 839-5381
            (804) 788-8267

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

                       CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                 AMOUNT TO               AGGREGATE               OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED          BE REGISTERED              PER UNIT               PRICE(1)       REGISTRATION FEE
   % Notes due
  March 1, 2006...............        $75,000,000             100%                     $75,000,000    $25,862.07

(1) Estimated for purposes of computation of the registration fee. Does not include accrued interest, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED MARCH 7, 1994
                                 $75,000,000

                               UNITED DOMINION
                                 REALTY TRUST












                             % NOTES DUE MARCH 1, 2006

     Interest on the Notes is payable semi-annually on March 1 and September 1, commencing September 1, 1994. Principal installments on the Notes will
commence  on March 1,       , in the amounts described herein. See Description
of Notes -- Principal and Interest. The Notes may be redeemed at any time at the option of the Trust, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined herein), if any. See Description of Notes -- Optional Redemption.

     The Notes will be represented by a single Global Note (as defined herein) registered in the name of The Depository Trust Company (DTC) or its nominee. Interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in Description of Notes -- Book-Entry System, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Trust in immediately available funds. See Description of Notes -- Same-Day Settlement and Payment.

THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
   AND  EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS
     THE SECURITIES  AND  EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES
       COMMISSION   PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                         THE CONTRARY IS UNLAWFUL.


                           INITIAL PUBLIC       UNDERWRITING      PROCEEDS TO
                          OFFERING PRICE (1)    DISCOUNT (2)      TRUST (1)(3)
                          ------------------    ------------      ------------
Per Note.................             %                  %                 %
Total....................   $                      $                $


(1) Plus accrued interest, if any, from March   , 1994.

(2) The Trust has agreed to indemnify Goldman, Sachs & Co. against certain liabilities under the Securities Act of 1933. See Underwriting.

(3) Before deducting expenses payable by the Trust estimated at $200,000.

     The Notes are offered by Goldman, Sachs & Co., subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the facilities of DTC in New York, New York on or about March , 1994, against payment therefor in immediately available funds.












                             GOLDMAN, SACHS & CO.

                The date of this Prospectus is March  , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATES.

                            AVAILABLE INFORMATION

     The Trust is subject to the informational requirements of the Securities Exchange Act of 1934 (the Exchange Act) and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the Commission). Reports, proxy statements and other information filed by the Trust can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at 500 West Madison Street (Suite
1400), Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Trust with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Trust's annual report on Form 10-K for the year ended December 31, 1992; (ii) the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993; and (iii) the Trust's current reports on Form 8-K dated May 20, September 28, December 22 and December 31, 1993, each as amended. All documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.












     The Trust will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, Attention: Secretary (telephone 804/780-2691).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE TRUST

     United Dominion Realty Trust, Inc. (the Trust), founded in 1972, is a self-administered equity real estate investment trust that owns and operates primarily apartments in the Southeast from Baltimore/Washington to Florida. It is a fully integrated real estate company that acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management.

     The Trust's 94 properties include 75 apartment communities, 15 shopping centers, two warehouse/industrial properties and two office properties. The apartment properties consist of 18,216 apartment units, providing approximately 90% of the Trust's rental income. Commercial properties consist of approximately 2.0 million square feet of rentable space, providing approximately 10% of rental income. All of the Trust's properties are located in the Southeast. Management believes that the Trust has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.

     The Trust seeks to employ leverage conservatively using primarily corporate debt, which is considered more flexible and less costly than mortgage debt on individual properties. At December 31, 1993, approximately $430 million, or 74%, of the Trust's real estate owned at cost was unencumbered by mortgage debt.

                                 THE OFFERING

Securities Offered............  $75,000,000 aggregate principal amount of    %
                                 Notes due March 1, 2006.
Interest Payment Dates........  March 1 and September 1, commencing September











                                1, 1994.
Principal Payments............  Principal payments on the Notes will commence
                                March 1,      .
Ranking.......................  The Notes will be senior unsecured  obligations of the Trust and will rank equally with the Trust's other unsecured and unsubordinated indebtedness.
Optional Redemption...........  The  Notes are redeemable  at any time at  the option of the  Trust, in whole or  in part, at
                                a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole
                                Amount, if any. See Description of Notes --
                                Optional Redemption.
Use of Proceeds...............  To repay amounts outstanding under the Trust's bank lines of credit, and to acquire additional apartment properties. See Use of Proceeds.
Limitations on
  Incurrence of Debt..........  Neither the Trust nor any Subsidiary (as defined herein) may incur any Debt (as defined herein) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) the Trust's Total Assets (as defined herein) as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Trust or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
                                Neither the Trust nor any Subsidiary may incur
                                 any Debt secured by any mortgage or other  lien
                                upon any of the property of the Trust or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage or other lien on the property of the Trust or any Subsidiary is greater than 40% of the Trust's Total Assets. Neither the Trust nor any Subsidiary may incur any Debt if, after giving effect thereto, the ratio of Consolidated Income Available for











                                Debt Service (as defined herein) to the Annual Service Charge (as defined herein) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis giving effect to certain assumptions.

     For a more complete description of the terms of and definitions used in the foregoing limitations, see Description of Notes -- Certain Covenants.

                                  THE TRUST

     The Trust, founded in 1972, is a self-administered equity real estate investment trust that owns and operates primarily apartments in the Southeast from Baltimore/Washington to Florida. It is a fully integrated real estate company that acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management. The Trust operates in a manner intended to qualify it as a real estate investment trust (a REIT) under the Internal Revenue Code of 1986, as amended (the Code).

     The Trust's 94 properties include 75 apartment communities, 15 shopping centers, two warehouse/industrial properties and two office properties. The apartment properties consist of 18,216 apartment units, providing approximately 90% of the Trust's rental income. Commercial properties consist of approximately 2.0 million square feet of rentable space, providing approximately 10% of rental income. All of the Trust's properties are located in the Southeast. Management believes that the Trust has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.

     The Trust's investment policy has been to acquire primarily apartment properties presenting the opportunity for higher occupancy, increased rents and enhanced property values through a program of renovation, refurbishment and intensive property management. Beginning in 1991, the Trust embarked on a major expansion of its apartment portfolio involving (i) the acquisition of apartment properties having high occupancy levels and not requiring substantial renovation, and (ii) entry into new markets, most recently the Baltimore/Washington area and central Florida. The properties have been acquired generally at significant discounts from replacement cost and at attractive current yields. The sellers were primarily financially distressed real estate limited partnerships, the RTC, the FDIC, lenders who had foreclosed and insurance companies seeking to reduce their real estate exposure. Since 1991, the Trust has acquired 37 apartment properties containing 9,539 units at a total cost of approximately $265 million.

     The Trust, a Virginia corporation, has its principal office at 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, and its telephone number is (804) 780-2691. Unless the context indicates otherwise, the term Trust, as used herein, includes the Trust and its subsidiary.

                             RECENT DEVELOPMENTS

1994 ACQUISITIONS

     On March 4, 1994, the Trust acquired one apartment community, The Shires (302 units), in Raleigh, North Carolina at a cash purchase price of $13.7 million, excluding closing costs.

     The Trust also has four other apartment properties containing 1,190 units under contract in separate transactions at a cash purchase price totalling $38.9 million, excluding closing costs. Two of these properties are located in Tampa, Florida (360 units and 346 units, respectively), one in Orlando, Florida (244 units) and one in Macon, Georgia (240 units). The Trust intends to refinance one property with approximately $12 million of tax-exempt housing bonds.

     The Trust is also actively negotiating to purchase a portfolio of 31 properties (6,713 units) located primarily in the Southeast at a purchase price estimated to exceed $200 million. The Trust has not entered into a formal agreement; however, if a formal agreement is reached, numerous contingencies will remain permitting the Trust to abandon the purchase without penalty.

     There is no assurance that any of these proposed acquisitions will be consummated.

FINANCING

     During 1993, the Trust completed (i) a private placement of $52 million of senior unsecured notes with three insurance companies, (ii) a public offering of 6,095,000 shares of Common Stock at $13.50 per share, and (iii) a public offering of $13.8 million of tax-exempt housing bonds. The Trust anticipates that it will continue to finance its acquisition program using a combination of debt, equity and equity hybrids.

                               USE OF PROCEEDS

     The net proceeds to the Trust from the sale of the Notes are estimated at $74.3 million. The Trust presently intends to use approximately $47.3 million of the net proceeds to repay notes payable, representing amounts outstanding under the Trust's bank lines of credit, having a current weighted average interest rate of 4.0%, which are payable on demand. This debt has been incurred since December, 1993 primarily for the acquisition of apartment properties. The remaining net proceeds will be applied to the acquisition of additional properties as described above in Recent Developments. Pending such use, the Trust will invest the net proceeds in short-term money market instruments.












                                CAPITALIZATION

     The following table sets forth the capitalization of the Trust at December 31, 1993, and as adjusted to give effect to an increase in notes payable of approximately $18.65 million since December 31, 1993, the issuance and sale of the Notes offered hereby and the application of a portion of the proceeds thereof. The table should be read in conjunction with the Trust's financial statements included elsewhere herein.

                                                            DECEMBER 31, 1993
                                                        ------------------------
                                                        HISTORICAL   AS ADJUSTED
                                                        ----------   -----------
                                                             (IN THOUSANDS)
Debt:
  Mortgage notes payable..............................  $    72,862   $    72,862
     % Notes due March 1, 2006........................           --        75,000
  Notes payable.......................................      156,558       127,908
                                                        -----------   -----------
    Total debt.......................................   $   229,420   $   275,770

Shareholders' Equity:
  Common Stock, $1 par value;
     60,000,000 shares authorized
     41,653,097 shares issued and outstanding.........       41,653        41,653
  Additional paid-in capital..........................      302,486       302,486
  Notes receivable from officer shareholders..........       (4,384)       (4,384)
  Distributions in excess of net income...............      (79,792)      (79,792)
                                                        -----------   -----------
    Total shareholders' equity.......................   $   259,963   $   259,963
                                                        -----------   -----------
       Total capitalization...........................  $   489,383   $   535,733
                                                        ===========   ===========

                           SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Trust and should be read in conjunction with the financial statements of the Trust and related notes appearing elsewhere herein and incorporated herein by reference. All share and per share data have been adjusted to reflect a 2 for 1 stock split effective May 5, 1993 on shares outstanding on April 19, 1993.

                                                                         YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------
                                                           1989        1990        1991        1992        1993
                                                        ----------  ----------  ----------  ----------  ----------











                                                          (IN THOUSANDS, EXCEPT RATIO INFORMATION AND PER SHARE DATA)
OPERATING DATA
Income:
  Income from property operations:
    Rental income.....................................  $   37,173  $   44,042  $   51,250  $   63,202  $   89,084
    Property operating expenses.......................      14,214      17,969      20,956      26,503      37,859
    Depreciation of real estate owned.................       8,762      10,464      12,845      15,732      19,764
                                                        ----------  ----------  ----------  ----------  ----------
                                                        $   14,197  $   15,609  $   17,449  $   20,967  $   31,461
  Interest and other income...........................       1,552         273          79       1,402         708
                                                        ----------  ----------  ----------  ----------  ----------
                                                        $   15,749  $   15,882  $   17,528  $   22,369  $   32,169
Expenses:
  Interest............................................       9,934       9,435      11,859      11,697      16,938
  General and administrative..........................       1,475       1,718       1,872       2,231       3,349
  Other depreciation and amortization.................         201         173         219         300         596
                                                        ----------  ----------  ----------  ----------  ----------
                                                        $   11,610  $   11,326  $   13,950  $   14,228  $   20,883
                                                        ----------  ----------  ----------  ----------  ----------
Income before gains (losses) on investments and
  extraordinary item..................................       4,139       4,556       3,578       8,141      11,286
Gains (losses) on sales of investments................       1,433         417          26          --         (89)
Provision for possible investment losses..............          --          --          --      (1,564)         --
                                                        ----------  ----------  ----------  ----------  -----------
Income before extraordinary item......................  $    5,572  $    4,973  $    3,604  $    6,577  $   11,197
Extraordinary item -- early
  extinguishment of debt..............................         (98)       (103)        (35)       (242)         --
                                                        ----------  ----------  ----------  ----------  ----------
Net income............................................  $    5,474  $    4,870  $    3,569  $    6,335  $   11,197
                                                        ==========  ==========  ==========  ==========  ==========
Net income per share:
  Before extraordinary item...........................  $      .29  $      .21  $      .14  $      .19  $      .29
  Extraordinary item..................................        (.01)         --          --        (.01)         --
                                                        ----------  ----------  ----------  ----------  ----------
                                                        $      .28  $      .21  $      .14  $      .18  $      .29
                                                        ==========  ==========  ==========  ==========  ==========
Weighted average number of shares outstanding.........      19,329      23,238      24,642      34,604      38,202
Distributions declared................................  $   12,156  $   14,402  $   15,872  $   23,271  $   27,988
Distributions declared per share......................         .61         .62         .63         .66         .70

OTHER DATA
Funds from operations(1)..............................  $   12,865  $   15,231  $   17,158  $   24,185  $   31,658
Ratio of earnings to fixed charges(2)(3)..............        1.45x       1.43x       1.27x       1.54x       1.64x
Ratio of funds from operations to fixed
  charges(1)(3).......................................        2.08x       2.43x       2.32x       3.00x       2.80x

                                                                               DECEMBER 31,
                                                        ----------------------------------------------------------
                                                           1989        1990        1991        1992        1993
                                                        ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA
Real estate owned, at cost............................  $  251,051  $  294,205  $  361,503  $  454,115  $  582,213
Total assets..........................................     231,537     259,532     314,473     390,365     505,840
Mortgage and other notes payable......................      80,896     117,703     168,346     181,121     229,420











Convertible subordinated debentures...................      15,808      14,987          --          --          --
Shareholders' equity..................................     127,764     118,154     136,152     197,677     259,963


(1) Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

(2) For purposes of computing this ratio, earnings consist of income before extraordinary item plus fixed charges other than capitalized interest.

(3) Fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                           CONDITION AND OPERATIONS

RESULTS OF OPERATIONS

     Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

YEAR ENDED DECEMBER 31, 1993

     For 1993, the Trust reported significant increases over 1992 in rental income, income from property operations, income before gains (losses) on investments and extraordinary item, net income, and funds from operations. These increases are attributable primarily to the significant portfolio expansion that has occurred since the beginning of 1992. The performance of the Trust's mature group of 10,924 apartment units (46 apartment communities) contributed to the increases. The Trust considers an apartment community to be mature after it has been owned for a full calendar (fiscal) year.

     For the year, the Trust's mature apartment properties provided 60% of the Trust's rental income. These units had average economic occupancy of 91.2%











during 1993 compared to 90.6% for 1992, an increase of 0.6%. Average rents at these properties grew 2.6% (to $440 per month) and rental expenses increased 5.3% resulting in an increase in the operating expense ratio (the ratio of rental expenses to rental income) of 0.8% to 47.9%. Net operating income (rental income minus operating expenses) from these apartment units was up approximately $500,000 or 1.8%. For the remaining 6,990 apartment units acquired by the Trust since the beginning of 1992, occupancy averaged 92.1% and the operating expense ratio was 43.3% for the current year. For the 17,914 apartments in the 74 communities owned on December 31, 1993, occupancy averaged 91.5% and the expense ratio was 46.4% for the full year. In 1992, the 13,832 units then owned had occupancy of 90.7% and an expense ratio of 46.5%.

     For 1993, net operating income from commercial properties increased $288,000 or 4.0%, primarily reflecting additional small tenant leases.

     For 1993, depreciation expense increased $4.0 million with substantially all of the increase attributable to the portfolio expansion that has occurred during the past year.

     For 1993, interest income was $708,000 compared to $1.4 million in 1992. During each year, the Trust completed a public offering of Common Stock and invested the proceeds temporarily in short-term money market investments. During 1992, the Trust had such temporary investments throughout much of the year at higher rates than in 1993 when the average amount invested in the money markets was significantly lower. Consequently, interest income declined.

     Interest expense increased approximately $5.2 million reflecting the fact that the Trust used less equity relative to debt to finance its 1993 acquisitions than it did in 1992. While interest expense increased $.105 per share in 1993, as a percent of rental income it was virtually unchanged.

     In November, 1992, SFAS No. 112, Employers' Accounting for Postemployment Benefits, was issued establishing accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Employers are required to recognize the obligation to provide such benefits for fiscal years beginning after December 15, 1993. The adoption of SFAS No. 112 will not have a material impact on the Trust's financial position or results of operations.

YEAR ENDED DECEMBER 31, 1992

     For 1992, the Trust reported significant increases over 1991 in rental income, income from property operations, income before gains (losses) on investments and extraordinary item, net income, and funds from operations. These increases resulted primarily from the contributions of properties acquired since the beginning of 1991.

Results from properties owned throughout both years were down slightly, reflecting the recessionary economy that characterized the Trust's region during 1992.












     For 1992, the Trust's core group of mature apartments (8,677 units in 39 complexes) provided 63% of the Trust's rental income. These units had occupancy of 90.5% in 1992 versus 89.3% for 1991. The improvement would have been more modest except for the decrease in occupancy in 1991 caused by the troop deployment to the Persian Gulf. Average rent at these properties grew by 2.3% and operating expenses increased approximately 8.1%, increasing the operating expense ratio by 2% to 48.4%. As a result, net operating income declined by 0.4% or $78,000. The increase in operating expenses related primarily to higher repairs and maintenance expense reflecting, in part, the expensing of certain replacement and refixturing items that had been capitalized in prior years.

     From the beginning of 1991 through the end of 1992, the Trust acquired 19 apartment properties containing 5,155 units. For 1992, these properties provided approximately 22% of the Trust's rental income. In addition, they provided approximately $10.6 million of the total increase in rental income and all of the increase in income from property operations over 1991. For 1992, these apartment units had average occupancy of 91.5% and an average expense ratio of 40.9%.

     Overall, the Trust's entire apartment portfolio which provided 85% of the Trust's rental income for 1992, had occupancy of 90.7% and an operating expense ratio of 46.5%. The Trust has managed its apartment properties directly rather than through outside management companies, since the beginning of 1991. During 1992, self-management resulted in savings estimated at $1 million when compared to the fees typically charged by property management companies within the Trust's region.

     For 1992, the Trust's commercial property results continued to be negatively affected both by the recession and overbuilt markets. For the year, occupancy for commercial properties decreased 1% to 84% and, as a result, rental income declined slightly and net operating income declined by approximately $103,000 or 1.4%.

     For 1992, depreciation of real estate owned increased approximately $2.9 million over 1991 with the increase resulting almost entirely from the additional properties in service during 1992.

     Proceeds from the sale of Common Stock in January, 1992 resulted in the Trust having significant temporary investments in interest-bearing securities until mid-December, 1992 when they were fully invested in real estate. As a result, the Trust reported interest income of $1.4 million for 1992 versus only $79,000 for 1991. While interest expense decreased less than $200,000 in the aggregate during the year, on a per share basis it declined by approximately $.14 in 1992, reflecting the fact that a large part of the Trust's growth during 1992 was equity financed. While the Trust incurred some additional debt during 1992, other debt was retired with a portion of the proceeds from the stock offering. Additionally, certain bank lines and mortgage debt were replaced during 1992 by intermediate term debt at somewhat higher interest rates. Finally, in December, 1992 approximately $14 million of 9% convertible subordinated debentures outstanding for 11 months of 1991 was converted into Common Stock. During 1992, the Trust recognized extraordinary charges totaling $242,000 representing prepayment premiums and the write-off of previously unamortized financing costs relating to the debt retired.












     While management believes that the net realizable value of the Trust's portfolio, taken as whole, substantially exceeds its current carrying value as reflected on the Trust's balance sheet, during 1992 a provision for possible investment losses of $1.56 million was established based upon management's estimate of net realizable value of each investment property in comparison to its individual carrying value. In determining estimated net realizable value, many factors were considered including estimated income to be earned from each property, estimated cost to hold the property to a hypothetical time of sale, estimated selling price each property would bring, estimated cost of improving the property to the condition contemplated in determining the selling price, the estimated cost of disposing of the property and prevailing economic conditions, including availability of credit. Management believes that the provision adequately reflects the extent of the estimated impairment in net realizable value of certain assets in the Trust's portfolio at December 31, 1992.

LIQUIDITY AND CAPITAL RESOURCES

     As a qualified REIT, the Trust distributes a substantial portion of its cash flow to its shareholders in the form of dividends. Over the past several years, these distributions have exceeded 80% of the Trust's cash flow from operating activities and its funds from operations. While the Trust seeks to retain sufficient cash to cover its normal operating needs, including routine replacements, its dividend payout ratio requires that portfolio growth, property improvements and balloon debt payments be financed through a variety of primarily external sources. The Trust has frequently utilized its bank lines of credit to temporarily finance these expenditures and has subsequently replaced this short-term bank debt with longer term debt or equity.

     For 1993, the Trust's cash flow from operating activities increased substantially as a result of the expansion of the Trust's portfolio as discussed below and under Results of Operations.

     At the beginning of 1993, the Trust had $1.1 million of cash and cash equivalents and $22.5 million of available and unused bank lines of credit. On February 24, 1993, the Trust privately placed $52 million of senior unsecured notes with three insurance companies at an interest rate of 7.98%. The notes are due in equal annual principal installments of $7.4 million in 1997 through 2003. The proceeds of the debt placement were utilized to repay $50 million of short term bank debt that had been incurred in connection with certain apartment acquisitions completed since mid-December, 1992. In early July, 1993, the Trust sold 6,095,000 shares of Common Stock in a public offering at $13.50 per share. The net proceeds of the offering approximated $78 million of which $35 million was used to repay, in full, then outstanding short term bank debt. The remaining proceeds were invested primarily in additional apartment acquisitions during the second half of the year. Also at the beginning of July, the Trust completed the refunding of $13.8 million of tax-exempt housing bonds encumbering two Maryland apartment communities that had been acquired at the end of 1992. The bonds were sold in a public offering, mature in 30 years and have a weighted average life of 22.3 years. The bonds bear interest at a weighted average interest rate of 5.91%.

     During the second quarter of 1993, the Trust expanded its bank lines of credit to $61 million, an increase of $10 million. At December 31, 1993, the Trust had $32.4 million of credit available under these lines. The Trust anticipates increasing its bank lines of credit to as much as $100 million during 1994. Historically, the Trust has utilized its lines only as an interim source of funds to make new acquisitions and has subsequently replaced any such bank borrowings with longer-term debt or equity capital when market conditions allow.

     During 1993, the Trust acquired 17 apartment communities containing 4,082 units at an aggregate cost of $118 million, including closing costs. The Trust also made $10.4 million of capital improvements to its portfolio during the year. This amount includes approximately $3.5 million of improvements at the Trust's 10,924 mature apartment units that have been owned since the beginning of 1992. Excluding English Hills (acquired December, 1991) which was still undergoing rehabilitation in 1993, the remaining 10,348 mature units averaged $270 per unit in capital expenditures.

     The Trust's goal is to acquire 6,000 or more apartment units during 1994 at an average cost of approximately $30,000 per unit. Assuming a sufficient level of acquisition activity, it will be necessary for the Trust to raise additional equity capital and possibly convertible debt or equity later in the year. In connection with two of its 1993 acquisitions, the Trust received
regulatory  approval  for  the  issuance  of  approximately  $11  million   of
tax-exempt housing bonds. It is anticipated that these bonds will be sold during the second quarter of 1994.

     The Trust's liquidity and capital resources are believed to be more than adequate to meet its cash requirements for the foreseeable future.

INFLATION

     Management believes that the direct effects of inflation on the Trust's operations have been inconsequential.

                                   BUSINESS

     The Trust's principal objective is to maximize its funds from operations. To meet this objective, the Trust has emphasized the acquisition of properties that can be acquired at attractive initial yields and immediately enhance funds from operations. Before 1991, the Trust sought properties that would benefit from capital improvements and effective property management, providing the opportunity for rent increases, occupancy gains and significant appreciation. In addition, the Trust had opportunities to acquire properties at prices below replacement cost, even after allowing for renovation and marketing expenditures. More recently, changed economic conditions and the Trust's financial strength have enabled the Trust to acquire more stable properties also at below replacement cost from financially distressed sellers, particularly those requiring an all cash purchase, and to expand its geographic market. These properties are newer and/or better maintained, with high occupancy levels and no need for significant capital improvements. Since 1991, the Trust has acquired 37 apartment properties containing 9,539 units at a total cost of approximately $265 million.

     The Trust seeks to employ leverage conservatively using primarily corporate debt, which is considered to be more flexible and less costly than mortgage debt on individual properties. At December 31, 1993, approximately $430 million, or 74%, of the Trust's real estate owned at cost was unencumbered by mortgage debt. The Trust also uses tax-exempt housing bonds to finance eligible properties.

     The Trust considers apartments to be its principal business and plans to commit substantially all of its investment portfolio and all of its new acquisitions to apartments. Over the long term, management believes that apartments will outperform other areas of investment real estate because:

           There has been a significant decline in apartment construction in the Trust's target markets beginning in 1990 which has continued through 1993.

           Only about two million apartments are projected to be built in the 1990's. There were 600,000 completed in 1986 alone.

           Approximately 12 million new households are expected to be formed in the 1990's.

           Approximately 36% of all households were renters at the start of the decade. Despite historically low mortgage interest rates, the proportion of renters has declined only slightly over the past three years.

           During this same period, approximately 85% of all residential construction permits have been single family.

           There are estimates that a significant majority of today's renter households cannot afford to buy a moderately priced home in their region because of credit problems, the lack of a down payment or a monthly payment that is too high.

           Other demographic characteristics favor apartment demand including an increase in single person and single parent households, higher growth rates among minorities, additional immigrant households and low consumer confidence in the economy and the outlook for jobs.

Management also believes that demand for apartments within the Southeast will grow faster than the national average for several reasons including both population and job growth rates that are projected to be approximately 50% greater than the national average and expected high growth in young household formation. In several of the markets where the Trust owns properties, the population and job growth rates for the decade are projected to be more than double that of the national average.

                                      11

     The following chart shows the geographic distribution of the Trust's apartment properties as of December 31, 1993. The chart excludes an apartment property in Raleigh, North Carolina, acquired on March 4, 1994. See Recent Developments.

                                                                    NUMBER OF                           PERCENTAGE OF
                                                                    APARTMENT          NUMBER OF          APARTMENT
                                                                    PROPERTIES            UNITS      PROPERTIES AT COST
                                                                    ----------         ---------     ------------------
Richmond, Virginia................................                       12               3,170              16%
Baltimore/Washington..............................                        6               1,535              11
Charlotte, North Carolina.........................                        8               1,700              10
Raleigh, North Carolina...........................                        6               1,562               9
Columbia, South Carolina..........................                        6               1,500               8
Tampa/Clearwater, Florida.........................                        5               1,409               8
Atlanta, Georgia..................................                        4               1,123               7
Tidewater, Virginia (1)...........................                        5               1,140               7
Nashville, Tennessee..............................                        3                 842               4
Wilmington, North Carolina........................                        3                 661               3
Greenville/Spartanburg, South Carolina............                        3                 587               3
Orlando, Florida..................................                        2                 461               3
Other North Carolina..............................                        6               1,288               7
Other Virginia....................................                        3                 456               2
Other Florida.....................................                        1                 312               1
Other South Carolina..............................                        1                 168               1
                                                                         --              ------             ---
  Total...........................................                       74              17,914             100%
                                                                         ==              ======             ===


(1) The Norfolk/Virginia Beach/Newport News/Hampton area.

APARTMENTS

     The Trust's apartments consist of a mix of lower to upper income properties with a majority being middle to moderate income. A substantial majority of the tenants are family households. The apartments are typically suburban, garden or townhouse style units with one, two and three bedrooms. The units are generally individually heated and cooled, with all appliances and wall-to-wall carpet. Amenities normally include swimming pools, tennis courts, clubhouses and, in many cases, playgrounds. The average cost for the Trust's apartments, including all renovations and refurbishment costs, was approximately $28,100 per unit at December 31, 1993. During 1993, apartment occupancy averaged 91.5% overall and 91.2% for the 10,924 units which were acquired prior to 1992 and are classified as mature.

     The following table presents information concerning the Trust's apartment properties.


                                                                                                               AVERAGE
                                                                                                               MONTHLY
                                                           DATE        NO. OF                    MORTGAGE      RENT PER
           NAME               LOCATION                   ACQUIRED       UNITS        COST(1)     DEBT(2)       UNIT(3)
           ----               --------                   --------      ------        -------     --------      --------
                                                                                     (IN MILLIONS)
Azalea                       Richmond, VA                 12-31-84        156        $ 3.9       $  --           $483
Bay Cove                     Clearwater, FL               12-16-92        336          9.8          --            528
Bayberry Commons             Portsmouth, VA                 4-7-88        192          4.9          --            410
Beechwood (5)                Greensboro, NC               12-22-93        208          7.5          --            523
Braeland Commons             Columbia, MD                 12-29-92        172          8.8         5.1            640
Bramblewood                  Goldsboro, NC                12-31-84        188          4.4         0.7            396
Brynn Marr                   Jacksonville, NC             12-31-84        196          5.1          --            434
Canterbury Woods             Charlotte, NC                12-18-85        207          7.0          --            430
Cedar Point                  Raleigh, NC                  12-18-85        168          7.3          --            482
Cinnamon Ridge               Raleigh, NC                   12-1-89        365          8.2         7.0            398
Colonial Villa               Columbia, SC                  9-16-92        296          6.9          --            417
Colony of Stone Mountain     Atlanta, GA                   6-12-90        404         11.3          --            495
Colony Village               New Bern, NC                 12-31-84        171          4.2          --            380
Country Walk                 Columbia, SC                 12-19-91        208          4.6          --            458
Courthouse Green             Richmond, VA                 12-31-84        266          6.5          --            452
Courtney Square              Raleigh, NC                    7-8-93        200          6.4          --            512
Cove at Lake Lynn            Raleigh, NC                   12-1-92        225          7.2          --            530
Craig Manor                  Salem, VA                     11-6-87        108          3.2          --            437
The Creek                    Wilmington, NC                6-30-92        198          3.5         1.4            411
Crescent Square              Atlanta, GA                   3-22-89        360         12.0          --            434
Dover Village                Orlando, FL                   3-31-93        296         10.0          --            574
Eastwind                     Virginia Beach, VA             4-4-88        200          6.7          --            510
Eden Commons                 Columbia, MD                 12-29-92        232         12.0         8.7            657
Emerald Bay                  Charlotte, NC                  2-6-90        250          7.2          --            469
English Hills                Richmond, VA                  12-6-91        576         15.9          --            513
Forest Hills                 Wilmington, NC                6-30-92        279          6.8         3.2            522
Forestbrook                  Columbia, SC                   7-1-93        180          3.6          --            417
Foxcroft                     Tampa, FL                     1-28-93        192          5.0          --            488
Gable Hill                   Columbia, SC                  12-4-89        180          6.8          --            526
Gatewater Landing            Glen Burnie, MD              12-16-92        264          8.5          --            588
Grand Oaks                   Charlotte, NC                  5-1-84        243          7.0          --            429
Hampton Court                Alexandria, VA                2-19-93        308         12.3          --            711
Harbour Town (5)             Nashville, TN                12-10-93        185          4.1          --            417
Heather Lake                 Hampton, VA                    3-1-80        252          5.9          --            515
Heatherwood                  Greenville, SC                9-30-93        152          3.6          --            426
Heritage Trace               Newport News, VA              6-30-89        200          4.7         3.9            376
Highlands                    Charlotte, NC                 1-17-84        176          4.6          --            457
Key Pines                    Spartanburg, SC               9-25-92        241          4.9          --            414
The Lakes                    Nashville, TN                 9-15-93        256          7.3          --            494
Lake Washington Downs        Melbourne, FL                 9-24-93        312          6.4          --            424
Laurel Ridge                 Roanoke, VA                   5-17-88        216          4.0         3.0            315
Laurel Village               Richmond, VA                   9-6-91        159          4.2          --            543











The Ledges                   Winston-Salem, NC             8-13-86        239          6.6          --            305
Liberty Crossing             Jacksonville, NC             11-30-90        286          6.0         1.8            393
Meadow Run                   Richmond, VA                 12-31-84        204          5.1          --            440
Meadowdale Lakes             Richmond, VA                 12-31-84        516         10.9         1.4            413
The Melrose                  Dumfries, VA                 12-11-85        370          8.2         5.3            434
Mill Creek                   Atlanta, GA                  11-11-88        224          7.8          --            467
Mill Creek                   Wilmington, NC                9-30-91        184          5.8          --            532
Northview                    Salem, VA                     9-29-78        132          1.9          --            400
Olde West Village            Richmond, VA                 12-31-84        502         15.6         4.0            505
                                                       and 8-27-91
Orange Orlando               Orlando, FL                   1-28-93        165          4.2          --            472
Park Green                   Raleigh, NC                   9-27-91        200          5.6          --            500
Parkwood Court               Alexandria, VA                6-30-93        189          6.6          --            633
Patriot Place                Florence, SC                 10-23-85        168          6.2         2.2            306
Peppertree (5)               Charlotte, NC                12-14-93        292          9.3          --            509
Pinebrook                    Clearwater, FL                9-28-93        209          4.3          --            477
Plum Chase                   Columbia, SC                   1-4-91        300          8.2         7.0            448
River Road Terrace           Petersburg, VA                8-31-81        128          2.6          --            404

                                        AVERAGE
           NAME                        OCCUPANCY(4)
           ----                        -----------
Azalea                                      92%
Bay Cove                                    92
Bayberry Commons                            93
Beechwood (5)                               91
Braeland Commons                            98
Bramblewood                                 99
Brynn Marr                                  98
Canterbury Woods                            77
Cedar Point                                 98
Cinnamon Ridge                              98
Colonial Villa                              96
Colony of Stone Mountain                    74
Colony Village                              94
Country Walk                                84
Courthouse Green                            94
Courtney Square                             97
Cove at Lake Lynn                           98
Craig Manor                                 98
The Creek                                  100
Crescent Square                             87
Dover Village                               90
Eastwind                                    97
Eden Commons                                93
Emerald Bay                                 91
English Hills                               93
Forest Hills                                99
Forestbrook                                 82
Foxcroft                                    91
Gable Hill                                  89
Gatewater Landing                           80











Grand Oaks                                  90
Hampton Court                               92
Harbour Town (5)                            98
Heather Lake                                98
Heatherwood                                 88
Heritage Trace                              91
Highlands                                   80
Key Pines                                   95
The Lakes                                   91
Lake Washington Downs                       93
Laurel Ridge                                93
Laurel Village                              87
The Ledges                                  77
Liberty Crossing                            95
Meadow Run                                  93
Meadowdale Lakes                            94
The Melrose                                 95
Mill Creek                                  93
Mill Creek                                  99
Northview                                   97
Olde West Village                           86
Orange Orlando                              88
Park Green                                 100
Parkwood Court                              88
Patriot Place                               98
Peppertree (5)                              96
Pinebrook                                   82
Plum Chase                                  93
River Road Terrace                          98

      PAGE 14

                                                                                                               AVERAGE
                                                                                                               MONTHLY
                                                           DATE        NO. OF                    MORTGAGE      RENT PER
           NAME               LOCATION                   ACQUIRED       UNITS        COST(1)     DEBT(2)       UNIT(3)
           ----               --------                   --------      ------        -------     --------      --------
                                                                                     (IN MILLIONS)
Riverwind (5)                Spartanburg, SC              12-31-93        194        $ 7.2         $  --         $573
Rollingwood                  Richmond, VA                 12-31-84        278          7.6           2.7          440
St. Andrews Commons          Columbia, SC                  5-20-93        336         10.9            --          513
The Shires (6)               Raleigh, NC                    3-4-94        302         13.7            --           --
Spring Forest                Raleigh, NC                   5-21-91        404         11.3            --          480
Stanford Village             Atlanta, GA                   9-26-89        135          4.1           2.1          496
Summit West                  Tampa, FL                    12-16-92        264          7.5            --          493
Summit on Park               Charlotte, NC                 1-17-84         80          2.1            --          475
Timbercreek                  Richmond, VA                  8-31-83        160          3.5            --          412
Towne Square                 Hopewell, VA                  8-27-85         76          1.8           1.3          383
2131 Apartments              Nashville, TN                12-16-92        401         10.2            --          479
Twin Rivers                  Hopewell, VA                   1-6-82        149          2.1            --          373
Village at Old
 Tampa Bay  (5)              Oldsmar, FL                   12-8-93        408         12.5            --          544











Windsor Harbor               Charlotte, NC                 1-13-89        200          6.2            --          445
Woodland Hollow              Charlotte, NC                 11-3-86        252          7.4           3.4          422
Woodscape                    Newport News, VA             12-29-87        296          9.7            --          464
                                                                       ------       ------         -----
Total                                                                  18,216       $516.9         $64.2
                                                                       ======       ======         =====

                                        AVERAGE
           NAME                        OCCUPANCY(4)
           ----                        -----------
Riverwind (5)                               92%
Rollingwood                                 88
St. Andrews Commons                         96
The Shires (6)                              --
Spring Forest                               99
Stanford Village                            97
Summit West                                 96
Summit on Park                              84
Timbercreek                                 84
Towne Square                                89
2131 Apartments                             97
Twin Rivers                                 92
Village at Old Tampa Bay(5)                 73
Windsor Harbor                              80
Woodland Hollow                             78
Woodscape                                   90
Total

(1) Represents at December 31, 1993 the sum of the total acquisition cost of the property plus the capitalized cost of improvements made subsequent to acquisition, less allowance for possible investment losses.

(2) Represents at December 31, 1993 the outstanding principal balances of the mortgage loans, exclusive of discounts.

(3) Represents the weighted average of rent charged during the quarter ended December 31, 1993 for occupied apartments and rent asked for unoccupied apartments at 100% occupancy.

(4) Represents occupancy during the quarter ended December 31, 1993 expressed as the ratio of actual rent collected to potential rent collectible at final occupancy.

(5) These properties were acquired during December, 1993. Average rent and occupancy data are for the month of January, 1994.

(6) This property was acquired on March 4, 1994. Average rent and occupancy data for a full month under Trust management are not available.

SHOPPING CENTERS AND OTHER PROPERTIES

     The Trust owns approximately two million square feet of commercial property space including 15 neighborhood and community shopping centers and four other commercial properties. Commercial properties provide approximately 11% of the Trust's rental income. Near the end of 1992, management of the Trust determined that the Trust should devote substantially all of its resources to the apartment business. Consequently, the Trust has decided not to acquire any additional commercial properties. The Trust plans to dispose of most or all of its commercial properties over the next few years. Although no formal plans for the divestiture of these properties have been made, the Trust expects them to be sold or otherwise disposed of at gains. Effective April 1, 1993, the Trust engaged independent fee management companies to manage all but three of its commercial properties. The use of outside commercial property management has not resulted in any significant changes in operating costs. During 1993, net operating income from the Trust's commercial properties was $7.4 million which was $288,000 or 4% higher than in 1992.

                                  MANAGEMENT

     The officers and directors of the Trust are:

           NAME                 AGE                  OFFICE
John P. McCann                  49      President and Chief Executive Officer;
                                        Director
James Dolphin                   44      Senior Vice President and Chief
                                        Financial Officer; Director
Barry M. Kornblau               44      Senior Vice President and Director of
                                        Apartment Operations; Director
Curtis W. Carter                37      Vice President, Apartment Property
                                        Management
Richard B. Chess                40      Vice President and Director of
                                        Acquisitions
Jerry A. Davis                  31      Vice President, Controller-Corporate
                                        Accounting and Assistant Secretary
Richard A. Giannotti            38      Vice President and Director of
                                        Construction
Katheryn E. Surface             35      Vice President, Secretary and General
                                        Counsel
Jeff C. Bane                    63      Director; President, Blake & Bane Inc.,
                                        Richmond, Virginia, real estate brokers
Robert P. Buford                67      Director; Senior Counsel, Hunton &
                                        Williams, Richmond, Virginia, attorneys
R. Toms Dalton, Jr.             60      Director; Partner, Allen & Carwile,
                                        Waynesboro, Virginia, attorneys
John C. Lanford                 62      Director; President of Adams
                                        Construction Co., Roanoke, Virginia,
                                        general contractors
H. Franklin Minor               60      Director; Attorney-at-law and Real
                                        Estate Broker
C. Harmon Williams, Jr.         61      Chairman of the Board of Directors; Real
                                        Estate Broker

                             DESCRIPTION OF NOTES












     The Notes are to be issued under an Indenture, dated as of March 1, 1994, (the Indenture), between the Trust and NationsBank of Virginia, N.A. (the Trustee). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee in Atlanta, Georgia, or as described under Available Information. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the TIA). The statements made hereunder relating to the Indenture and the Notes are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein have the respective meanings set forth in the Indenture and the Notes.

GENERAL

     The Notes will be direct, unsecured obligations of the Trust, limited to an aggregate principal amount of $75,000,000, ranking equally with all other unsecured and unsubordinated indebtedness of the Trust from time to time outstanding. The Notes are effectively subordinated to mortgage indebtedness of the Trust aggregating approximately $72.9 million at December 31, 1993. At December 31, 1993, on a pro forma basis giving effect to issuance of the Notes and application of a portion of the proceeds thereof, the total outstanding indebtedness of the Trust would be approximately $275.8 million. The Trust may incur additional indebtedness, subject to restrictions contained in the instruments governing the rights of holders of its outstanding indebtedness, including the restrictions described in Certain Covenants -- Limitations on Incurrence of Debt. Such additional indebtedness may consist of, but is not limited to, indebtedness issued under the Indenture.

     The Notes will only be issued in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below in Book-Entry System.

PRINCIPAL AND INTEREST

     The  Notes will bear interest  at         % per  annum and will mature on
March 1, 2006. The Notes will bear interest from March , 1994 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 1994 (each, an Interest Payment Date), to the persons in whose names the applicable Notes are registered in the Note Register on the preceding February 15 or August 15 (whether or not a Business Day, as defined below), as the case may be (each, a Regular Record Date). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.












     Installments of principal of $ will be paid on each $1,000 original principal amount of the Notes annually on each March 1 (a Principal Payment
Date), commencing on March 1, . Principal on the Notes will be payable to the persons in whose names the applicable Notes are registered in the Note Register on the preceding February 15 (whether or not a Business Day).

     The weighted average life of the Notes (as to all distributions of principal) will be years. The weighted average life of the Notes, for this purpose, equals the number of years obtained by (i) multiplying the amount of each payment of principal of the Notes by the number of years which will elapse between the date of issuance and such payment, (ii) adding the products obtained under clause (i), and (iii) dividing such sum by $75,000,000.

     If any Interest Payment Date, Principal Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Principal Payment Date or the Maturity Date, as the case may be. Business Day means any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law or executive order to close.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Trust, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the Redemption Price).

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Notes called for redemption shall have been made available on such redemption date, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Note Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Trust, the Trust will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and the redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     Make-Whole Amount means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest











(exclusive of any interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     Reinvestment Rate means .25% (one-fourth of one percent) plus the arithmetic mean of the yields under the respective headings This Week and Last Week published in the Statistical Release under the caption Treasury Constant Maturities for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     Statistical Release means the statistical release designated H.15(519) or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Trust.

MERGER, CONSOLIDATION OR SALE

     The Trust may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Trust shall be the continuing entity, or the successor entity (if other than the Trust) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and Make-Whole Amount, if any) and interest on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Trust will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (i) the Trust's Total Assets as of the end of the calendar quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Trust or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004).

     In addition to the foregoing limitation on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Trust or any Subsidiary if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Trust or any Subsidiary is greater than 40% of the Trust's Total Assets (Section 1004).

     In addition to the foregoing limitations on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Trust and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Trust and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

     Except as described above, the Indenture does not contain any provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of the Notes protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. However, the Articles of Incorporation of the Trust include provisions for mandatory redemption and stopping transfer of its Common Stock designed to preserve the Trust's status as a REIT. The Code provides that concentration of more than 50% in value of direct or indirect ownership of Common Stock in five or fewer individual shareholders during the last six months of any year will result in disqualification of the Trust as a REIT. Enforcement of the provisions of the Trust's Articles of Incorporation would prevent such concentration and, therefore, prevent or hinder a change of control.

     Existence. Except as described above under Merger, Consolidation or Sale, the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Notes (Section 1005).

     Maintenance  of Properties.  The Trust will  cause all  of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection may be properly and advantageously conducted at all times; provided, however, that the Trust and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1006).

     Insurance. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007).

     Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and government charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008).

     Provision of Financial Information. Whether or not the Trust is subject to Section 13 or 15(d) of the Exchange Act, the Trust will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to such Section 13 and 15(d) (the Financial Statements) if the Trust were so subject, such documents to be filed with the Commission on or prior to the respective dates (the Required Filing Dates) by which the Trust would have been required so to file such documents if the Trust were so subject. The Trust will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Notes, as their names and addresses appear in the Note Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (y) if filing such documents by the Trust with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009).

     As used herein,

     Acquired Debt means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     Annual Service Charge as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of the Trust and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

     Capital Stock means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.












     Consolidated Income Available for Debt Service for any period means Funds from Operations (as defined below) of the Trust and its Subsidiaries plus amounts which have been deducted for interest on Debt of the Trust and its Subsidiaries.

     Debt of the Trust or any Subsidiary means any indebtedness of the Trust, or any Subsidiary, whether or not contingent, in respect of (without duplication) (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Trust or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Trust or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Trust or any Subsidiary as lessee which is reflected on the Trust's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letter of credit) would appear as a liability on the Trust's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Trust or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Trust or any Subsidiary whenever the Trust or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     Disqualified Stock means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise,
(ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes.

     Funds from Operations for any period means income before gains (losses) on investments and extraordinary items plus amounts which have been deducted, and minus amounts which have been added, for the following non-cash items (without duplication): (a) provision for federal income taxes of the Trust and its Subsidiaries, (b) amortization of debt discount, (c) provision for property depreciation and amortization, (d) the effect of any noncash charge resulting from a change in accounting principles in determining income before gains (losses) on investments and extraordinary items for such period and (e) amortization of deferred charges, as reflected in the financial statements of the Trust and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     Total Assets as of any date means the sum of (i) the Trust's Undepreciated Real Estate Assets and (ii) all other assets of the Trust determined in accordance with generally accepted accounting principles (but excluding intangibles).

     Undepreciated Real Estate Assets as of any date means the cost (original cost plus capital improvements) of real estate assets of the Trust and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are Events of Default with respect to the Notes: (a) default for 30 days in the payment of any installment of interest on any Note; (b) default in the payment of the principal of (or Make-Whole Amount, if any, on) any Note at its Maturity; (c) default in the performance of any other covenant of the Trust contained in the Indenture, continued for 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Trust (or by any Subsidiary, the repayment of which the Trust has guaranteed or for which the Trust is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Trust or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; and (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust or any Significant Subsidiary or for all or substantially all of either of its property (Section 501). The term
Significant Subsidiary means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.

     If an Event of Default under the Indenture occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Notes may declare the principal amount of, and Make-Whole Amount, if any, on, all of the Notes to be due and payable immediately by written notice thereof to the Trust (and to the Trustee if given by the Holders). However, at any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Notes may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the Trustee all required payments of the principal of (and Make-Whole Amount, if any) and interest on the Notes, plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the Make-Whole Amount, if any) or interest, with respect to the Notes have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Notes may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or Make-Whole Amount, if any) or interest on any Note or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Note (Section
513).

     The Trustee is required to give notice to the Holders of the Notes within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold such notice (except a default in the payment of the principal of (or Make-Whole Amount, if any) or interest on any Note if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of the Notes may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Notes, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of the Notes from instituting suit for the enforcement of payment of the principal of (and Make-Whole Amount, if any) and interest on such Notes at the respective due dates thereof (Section 508).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Notes which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Note affected thereby, (a) change the Stated Maturity of the principal of (or Make-Whole Amount, if any), or any installment of principal of or interest on, any such Note; (b) reduce the principal amount of, or the rate or amount of interest on, or any Make-Whole Amount payable on redemption of, any such Note; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and Make-Whole Amount, if any), or interest on, any such Note; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note; (e) reduce the percentage of Outstanding Notes necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Note (Section
902).

     The Holders of not less than a majority in principal amount of Outstanding Notes have the right to waive compliance by the Trust with certain covenants in the Indenture (Section 1012).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Trust may discharge certain obligations to Holders of Notes that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Notes in respect of principal (and Make-Whole Amount, if any) and interest to the date of such deposit (if such Notes have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

     The Indenture provides that the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold moneys for payment in trust (defeasance) (Section 1402) or (b) to be released from its obligations with respect to the Notes under provisions of the Indenture described under Certain Covenants, and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event or Default with respect to the Notes (covenant defeasance) (Section
1403), in either case upon the irrevocable deposit by the Trust with the Trustee, in trust, of cash or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and Make-Whole Amount, if any) and interest on the Notes on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Trust has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the Indenture (Section 1404).

     Government Obligations means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     In the event the Trust effects covenant defeasance and the Notes are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to provisions of the Indenture which as a result of such covenant defeasance would no longer be applicable to the Notes, the cash and Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of a global note (the Global Note) which will be deposited with, or on behalf of DTC, as Depository, and registered in the name of DTC's Cede & Co. nominee. The Global Note will be issued in fully registered form and may be issued in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby under the circumstances described below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor Depository or any nominee of such successor.

     Upon the issuance of the Global Note, the Depository or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by the Global Note to the accounts of persons that have accounts with such Depository (Participants). Such accounts shall be designated by the Underwriter (as defined below) or dealers with respect to the Notes. Ownership of beneficial interests in the Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in the Global Note.

     So long as the Depository or its nominee is the registered owner of the Global Note, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in the Global Note will not be entitled to have any of the individual Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of, any Make-Whole Amount and any interest on individual Notes represented by the Global Note registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Note. None of the Trust, the Trustee, any Paying Agent or the Note Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Trust expects that the Depository or its nominee, upon receipt of any payment of principal, Make-Whole Amount or interest in respect of the Global Note will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of such Depository or its nominee. The Trust also expects that payments by Participants to owners of beneficial interests in the Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the amount of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If the Depository is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Trust within 90 days, the Trust will issue individual Notes in exchange for the Global Note. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof.

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations (Direct Participants). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Trust in immediately available funds.

     Secondary trading in long term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until individual Notes are issued, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

TRUSTEE

     NationsBank of Virginia, N.A., participates in the Trust's revolving credit and line of credit facilities and its affiliates from time to time perform other services for the Trust in the normal course of business.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Trust has agreed to sell to Goldman, Sachs & Co. (Goldman Sachs or the Underwriter), and Goldman Sachs have agreed to purchase, the entire principal amount of the Notes.

     Under the terms and conditions of the Underwriting Agreement, Goldman Sachs are committed to take and pay for all of the Notes, if any are taken.

     Goldman Sachs propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. Goldman Sachs may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs.

     The Notes are a new issue of securities with no established trading market. The Trust has been advised by Goldman Sachs that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The   Trust  has  agreed  to  indemnify  Goldman  Sachs  against  certain liabilities, including liabilities under the Securities Act of 1933.

                                LEGAL MATTERS

     The legality of the Notes offered hereby is being passed upon for the Trust by Hunton & Williams, Richmond, Virginia. Certain legal matters in connection with the offering of the Notes will be passed upon for Goldman Sachs by Brown & Wood, New York, New York.

                                   EXPERTS

     The financial statements of the Trust at December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 appearing in this Prospectus have been audited by Ernst & Young, independent auditors, as set forth in their report appearing elsewhere herein and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statement of rental operations of Riverwind Apartments, included in the Trust's Current Report on Form 8-K, dated December 31, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated February 14, 1994, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of The Village at Old Tampa Bay Apartments, included in the Trust's Current Report on Form 8-K, dated December 22, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated February 14, 1994 of Ahearn, Jasco & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Peppertree Apartments, included in the Trust's Current Report on Form 8-K, dated December 22, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated January 25, 1994, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Beechwood Apartments, included in the Trust's Current Report on Form 8-K, dated December 22, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated January 27, 1994, of L.
P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of The Lakes Apartments, included in the Trust's Current Report on Form 8-K, dated September 28, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated October 19, 1993, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Lake Washington Downs Apartments, included in the Trust's
Current Report on Form 8-K, dated September 28, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated November 3, 1993, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Heatherwood Apartments, included in the Trust's Current Report on Form 8-K, dated September 28, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated October 29, 1993, of L.
P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The combined historical summary of gross income and direct operating expenses of Orange Orlando and Foxcroft Properties, included in the Trust's Current Report on Form 8-K, dated May 20, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 18, 1993, of Ernst & Young, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Dover Village Apartments, included in the Trust's Current Report on Form 8-K, dated May 20, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated July 9, 1993, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of St. Andrews Commons Apartments, included in the Trust's Current Report on Form 8-K, dated May 20, 1993, incorporated by reference herein, has been incorporated herein in reliance upon the report dated July 8, 1993, of L.
P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


PAGE

Report of Ernst & Young, Independent Auditors. .....................        F-2

Balance Sheets -- December 31, 1992 and 1993........................        F-3

Statements of Operations -- Years ended
 December 31, 1991, 1992 and 1993...      ..........................        F-4

Statements of Cash Flows -- Years ended
 December 31, 1991, 1992 and 1993.    ..............................        F-5

Statements of Shareholders' Equity --
 Years Ended December 31, 1991, 1992 and 1993.......................        F-6

Notes to Financial Statements -- December 31, 1993..................        F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
United Dominion Realty Trust, Inc.

We have audited the accompanying balance sheets of United Dominion Realty Trust, Inc. as of December 31, 1993 and 1992, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Dominion Realty Trust, Inc. at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Richmond, Virginia
March 3, 1994

                      UNITED DOMINION REALTY TRUST, INC.

                                BALANCE SHEETS

                          DECEMBER 31, 1992 AND 1993

                       In thousands, except share data


                                                                                                          1992         1993
                                                                                                          ----         ----
ASSETS
Real estate owned (Notes 1 and 2):
  Apartments........................................................................................  $   374,712  $   503,226











  Shopping centers..................................................................................       74,414       74,404
  Office and industrial buildings...................................................................        4,989        4,583
                                                                                                      -----------  -----------
                                                                                                          454,115      582,213
  Less accumulated depreciation.....................................................................       71,806       91,444
                                                                                                      -----------  -----------
                                                                                                          382,309      490,769
Cash and cash equivalents...........................................................................        1,105        5,773
Other assets........................................................................................        6,951        9,298
                                                                                                      -----------  -----------
                                                                                                      $   390,365  $   505,840
                                                                                                      ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage notes payable (Notes 2, 3 and 5)...........................................................  $    76,516  $    72,862
Notes payable (Notes 4 and 5).......................................................................      104,605      156,558
Accounts payable, accrued expenses and other liabilities............................................        3,620        6,070
Tenants' deposits and rents paid in advance.........................................................        2,124        3,099
Distributions payable to shareholders...............................................................        5,823        7,288
                                                                                                      -----------  -----------
                                                                                                          192,688      245,877
Shareholders' equity (Notes 9 and 10):
  Common stock, $1 par value; 60,000,000 shares authorized
     41,653,097 shares issued and outstanding (35,284,718 in 1992)..................................       35,285       41,653
  Additional paid-in capital........................................................................      227,935      302,486
  Notes receivable from officer shareholders........................................................       (2,542)      (4,384)
  Distributions in excess of net income.............................................................      (63,001)     (79,792)
                                                                                                      -----------  -----------
     Total shareholders' equity.....................................................................      197,677      259,963
                                                                                                      -----------  -----------
                                                                                                      $   390,365  $   505,840
                                                                                                      ===========  ===========

See accompanying notes.

                      UNITED DOMINION REALTY TRUST, INC.

                           STATEMENTS OF OPERATIONS

                 YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993

                     In thousands, except per share data

                                                                                               1991     1992        1993
                                                                                               ----     ----        ----
INCOME
Property operations:
  Rental income...........................................................................  $51,250  $   63,202  $   89,084
  Property expenses:
     Utilities............................................................................    4,262       5,367       7,838











     Repairs and maintenance..............................................................    6,966       9,635      13,950
     Real estate taxes....................................................................    3,471       4,147       5,777
     Property management..................................................................    1,915       2,064       2,782
     Other operating expenses.............................................................    4,342       5,290       7,512
     Depreciation of real estate owned....................................................   12,845      15,732      19,764
                                                                                            -------  ----------  ----------
                                                                                             33,801      42,235      57,623
                                                                                            -------  ----------  ----------
Income from property operations...........................................................   17,449      20,967      31,461
Interest and other income.................................................................       79       1,402         708
                                                                                            -------  ----------  ----------
                                                                                             17,528      22,369      32,169

EXPENSES
  Interest................................................................................   11,859      11,697      16,938
  General and administrative..............................................................    1,872       2,231       3,349
  Other depreciation and amortization.....................................................      219         300         596
                                                                                            -------  ----------  ----------
                                                                                             13,950      14,228      20,883
                                                                                            -------  ----------  ----------
Income before gains (losses) on investments and extraordinary item........................    3,578       8,141      11,286
Gains (losses) on sales of investments (Note 7)...........................................       26          --         (89)
Provision for possible investment losses (Note 2).........................................       --      (1,564)         --
                                                                                            -------  ----------  ----------
Income before extraordinary item..........................................................    3,604       6,577      11,197
Extraordinary item -- early extinguishment of debt (Note 8)...............................      (35)       (242)         --
                                                                                            -------  ----------  ----------
Net income................................................................................  $ 3,569  $    6,335  $   11,197
                                                                                            =======  ==========  ==========
Net income per share:
  Before extraordinary item...............................................................  $   .14  $      .19  $      .29
  Extraordinary item......................................................................       --        (.01)         --
                                                                                            -------  ----------  ----------
                                                                                            $   .14  $      .18  $      .29
                                                                                            =======  ==========  ==========
Weighted average number of shares outstanding.............................................   24,642      34,604      38,202

See accompanying notes.

                      UNITED DOMINION REALTY TRUST, INC.

                           STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993

                                 In thousands

                                                                                          1991             1992         1993
                                                                                          ----             ----         ----
OPERATING ACTIVITIES











  Net Income........................................................................  $       3,569  $     6,335  $    11,197
  Adjustments to reconcile net income to net cash provided by operating activities:
     (Gains) losses on sales of investments.........................................            (26)          --           89
     Provision for possible investment losses.......................................             --        1,564           --
     Extraordinary item.............................................................             35          242           --
     Depreciation and amortization..................................................         13,064       16,032       20,360
     Imputed interest...............................................................            516           12           12
     Changes in operating assets and liabilities:
       Increase in accounts payable, tenant deposits and other liabilities..........            371          667        3,413
       (Increase) decrease in rents and other receivables...........................           (223)          54          127
       (Increase) decrease in prepaid expenses and other assets.....................           (692)         234         (570)
                                                                                      -------------   ----------   ----------
Net cash provided by operating activities...........................................         16,614       25,140       34,628

INVESTING ACTIVITIES
  Acquisitions of real estate, net of debt assumed..................................        (50,723)     (68,729)    (117,886)
  Capital expenditures..............................................................        (16,624)     (13,161)     (11,060)
  Net proceeds from sales of investments............................................             26           --           69
  Purchase of mortgage note receivable..............................................             --           --       (1,907)
  Other.............................................................................             --          (15)          31
                                                                                      -------------   ----------   ----------
Net cash used in investing activities...............................................        (67,321)     (81,905)    (130,753)

FINANCING ACTIVITIES
  Net proceeds from issuance of mortgages and notes payable.........................         60,657       31,208       65,800
  Net proceeds from issuance of shares..............................................         15,375       78,461       79,077
  Net short-term bank borrowings (repayments).......................................         12,100      (10,400)         150
  Mortgage financing proceeds released from trust...................................          1,641        1,394           --
  Payments on notes and non-scheduled mortgage principal payments...................        (22,596)     (21,292)     (16,905)
  Cash distributions paid to shareholders...........................................        (15,122)     (21,791)     (26,523)
  Scheduled mortgage principal payments.............................................         (1,094)        (767)        (806)
  Other.............................................................................           (146)         (36)          --
                                                                                      -------------   ----------   ----------
Net cash provided by financing activities...........................................         50,815       56,777      100,793
                                                                                      -------------   ----------   ----------
Net increase in cash and cash equivalents...........................................            108           12        4,668
Cash and cash equivalents, beginning of year........................................            985        1,093        1,105
                                                                                      -------------   ----------   ----------
Cash and cash equivalents, end of year..............................................  $       1,093  $     1,105  $     5,773
                                                                                      =============  ===========  ===========
See accompanying notes.

                                     F-5

      PAGE 6

                      UNITED DOMINION REALTY TRUST, INC.

                      STATEMENTS OF SHAREHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993

                     In thousands, except per share data

                                                                                        NOTES











                                           COMMON STOCK    $1 PAR     ADDITIONAL     RECEIVABLE   DISTRIBUTIONS    TOTAL
                                              NUMBER        VALUE       PAID-IN     FROM OFFICER  IN EXCESS OF  SHAREHOLDERS'
                                             OF SHARES      AMOUNT      CAPITAL     SHAREHOLDERS  NET INCOME     EQUITY
                                             -----------  ----------  -----------   ------------  ------------- -------------
Balance at December 31, 1990, as adjusted
  (Note 9)...............................     23,176,982  $   23,177  $   128,739    $        --   $  (33,762)  $   118,154
Shares issued in private placement.......      1,800,000       1,800       13,575             --           --        15,375
Conversions of subordinated debentures...      1,910,726       1,911       13,015             --           --        14,926
Shares purchased by officers.............        245,000         245        2,037         (2,282)          --            --
Net income for the year..................             --          --           --             --        3,569         3,569
Distributions declared ($.63 per
  share).................................             --          --           --             --      (15,872)      (15,872)
                                              ----------  ----------  -----------    ------------  ----------   -----------
Balance at December 31, 1991.............     27,132,708      27,133      157,366         (2,282)     (46,065)      136,152

Shares issued in public offering.........      8,050,000       8,050       69,755             --           --        77,805
Exercise of share options................         58,600          59          395             --           --           454
Shares purchased by officers, net of
  repayments.............................         25,000          25          235           (260)          --            --
Shares issued through the dividend
  reinvestment plan......................         18,410          18          184             --           --           202
Net income for the year..................             --          --           --             --        6,335         6,335
Distributions declared ($.66 per
  share).................................             --          --           --             --      (23,271)      (23,271)
                                              ----------  ----------  -----------    ------------  ----------   -----------
Balance at December 31, 1992.............     35,284,718      35,285      227,935         (2,542)     (63,001)      197,677

Shares issued in public offering.........      6,095,000       6,095       71,573             --           --        77,668
Exercise of share options................         98,900          99          741             --           --           840
Shares purchased by officers, net of
  repayments.............................        135,500         135        1,712         (1,842)                         5
Shares issued through the dividend
  reinvestment plan......................         38,979          39          525             --           --           564
Net income for the year..................             --          --           --             --       11,197        11,197
Distributions declared ($.70 per share)               --          --           --             --      (27,988)      (27,988)
                                              ----------  ----------  -----------    ------------  ----------   -----------
Balance at December 31, 1993.............     41,653,097  $   41,653  $   302,486    $    (4,384)  $  (79,792)  $   259,963
                                              ==========  ==========  ===========    ============  ==========   ===========
See accompanying notes.

                      UNITED DOMINION REALTY TRUST, INC.

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS  United  Dominion Realty  Trust,  Inc. (the  Trust),  a Virginia











corporation, is an equity investor in income producing real estate properties.

     FEDERAL INCOME TAXES The Trust is operated as and annually elects to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the Code). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 95% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

     CASH   AND  CASH  EQUIVALENTS  The  Trust  considers  all  highly  liquid investments with maturities of three months or less when purchased to be cash equivalents.

     REAL ESTATE Real estate investments are carried at the lower of cost or estimated net realizable value. In determining estimated net realizable value, consideration is given to many factors, such as income to be earned from the investment, the cost to hold the property to the hypothetical time of sale, the selling price a property would bring at such a time, the cost of improving the property to the condition contemplated in determining the selling price, the cost of disposing of the property and prevailing economic conditions including availability of credit.

     Repairs and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Certain costs, principally payroll, directly related to real estate acquisitions and redevelopment, are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from 25 to 40 years for properties, 10 to 35 years for major improvements, and 3 to 15 years for fixtures, equipment and other assets. Improvements for tenants are amortized over the lives of the related leases.

     INTEREST Interest is capitalized on accumulated expenditures relating to the acquisition and development of certain qualifying properties. During 1991, 1992 and 1993, total interest paid by the Trust was $12,748,000, $11,641,000, and $14,927,000, respectively, which includes $291,000 and $73,000, which was capitalized in 1991 and 1992, respectively. No interest was capitalized in 1993. The Trust has entered into certain interest rate swap agreements with the objective of managing its interest expense and reducing its exposure to interest rate fluctuations. These agreements generally involve the exchange of fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts. Net amounts paid or received under these agreements are reflected as adjustments to interest expense. During 1993, interest rate swap contracts with a notional amount of $10,000,000 matured. The Trust did not terminate or enter into any new interest rate swap contracts during 1993. Interest rate swap contracts did not have a material impact on interest expense or results of operations.

     INCOME PER SHARE Primary net income per share is calculated using the weighted average number of shares outstanding during each year. Options outstanding are not included since their inclusion would not be materially dilutive. For 1991, the assumed conversion of debentures as of the beginning of that year would have been anti-dilutive.

     POSTEMPLOYMENT  BENEFITS  In  November, 1992,  SFAS  No.  112, Employers'











Accounting for Postemployment Benefits, was issued establishing accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Employers are required to recognize the obligation to provide such benefits for fiscal years beginning after December 15, 1993. The adoption of SFAS No. 112 will not have a material impact on the Trust's financial position or results of operations.

                      UNITED DOMINION REALTY TRUST, INC.

2. REAL ESTATE OWNED

     The following is a summary of real estate owned at December 31, 1993 (in thousands, except number of properties):

                                                                        INITIAL
                                                        NUMBER OF     ACQUISITION                 ACCUMULATED
                                                       PROPERTIES        COST           COST     DEPRECIATION    ENCUMBRANCES(A)
                                                       ----------     -----------       ----     ------------    ---------------
APARTMENTS
  Virginia...................................               23        $   119,097  $   147,765   $    34,774     $   21,552
  North Carolina.............................               23            116,658      146,750        27,182         17,524
  South Carolina.............................               10             50,817       62,888         5,082          9,200
  Florida....................................                8             56,952       59,694           972             --
  Georgia....................................                4             24,942       35,150         6,060          2,082
  Maryland...................................                3             28,480       29,332           866         13,800
  Tennessee..................................                3             21,386       21,646           403             --

SHOPPING CENTERS
  Virginia...................................               10             28,076       48,232        10,557          8,725
  South Carolina.............................                2             12,565       14,628         2,019             --
  North Carolina.............................                3              8,198       11,545         2,249             --

OFFICE AND INDUSTRIAL BUILDINGS
  Tennessee..................................                1              1,176        2,438           578             --
  Virginia...................................                3              1,607        2,145           702             --
                                                            --        -----------  -----------   -----------     ----------
                                                            93        $   469,954  $   582,213   $    91,444     $   72,883
                                                            ==        ===========  ===========   ===========     ==========

(a) Exclusive of discounts aggregating $21.

     The following is a reconciliation of the carrying amount of real estate owned (in thousands):

                                                  1991         1992         1993
                                                  ----         ----         ----











Balance at January 1.........................  $   294,205  $   361,503  $   454,115
Real estate purchased*.......................       50,898       81,788      118,265
Improvements.................................       16,400       12,388       10,380
Real estate sold.............................           --           --         (547)
Provision for possible investment losses.....           --       (1,564)          --
                                               -----------  -----------  -----------
Balance at December 31.......................  $   361,503  $   454,115  $   582,213
                                               ===========  ===========  ===========

* In connection with the purchase of certain properties in 1992, the Trust assumed approximately $13.8 million of mortgage debt encumbering the properties acquired.

     The following is a reconciliation of accumulated depreciation (in thousands):

                                                1991        1992        1993
                                           ----------  ----------  ----------
Balance at January 1.....................  $   43,229  $   56,074  $   71,806
Depreciation expense for the year........      12,845      15,732      19,764
Real estate sold.........................          --          --        (126)
                                           ----------  ----------  ----------
Balance at December 31...................  $   56,074  $   71,806  $   91,444
                                           ==========  ==========  ==========

                      UNITED DOMINION REALTY TRUST, INC.

2. REAL ESTATE OWNED -- Continued
     During 1992, the Trust established an allowance for possible investment losses in the amount of $1,564,000 based upon management's estimate of net realizable value as compared to the carrying value of each investment.

     The aggregate cost of real estate owned for federal income tax purposes was approximately $435 million at December 31, 1992 and $563 million at December 31, 1993.

     The Trust's properties are leased to others under operating leases. Certain shopping center leases provide for additional rents based on a percentage of the tenant's revenues above a predetermined level. Such percentage rents amounted to $617,000 in 1991, $524,000 in 1992 and $525,000 in 1993. In addition, substantially all commercial property leases provide that tenants share certain operating costs such as real estate taxes, insurance, and maintenance by reimbursement to the Trust. Such reimbursements amounted to $971,000 in 1991, $895,000 in 1992 and $936,000 in 1993. The Trust
has no material net lease arrangements.

     Minimum annual fixed rentals to be received, principally from commercial property tenants, under all noncancelable leases greater than one year subsequent to December 31, 1993 were as follows (in thousands): 1994 --











$7,791, 1995  -- $6,560,  1996 --  $5,476,  1997 --  $4,355, 1998  --  $3,452,
thereafter -- $17,509.

3. MORTGAGE NOTES PAYABLE

     At December 31, 1993, certain of the Trust's properties were encumbered by one or more mortgage notes payable which are due in installments over various terms extending to 2023 with interest rates ranging from 5.91% to 12.5% (weighted average rate of 7.62% at December 31, 1993). While each note is secured by the particular property mortgaged, certain notes extend liability to the Trust if the security is not sufficient to satisfy the mortgage note payable.

     Principal payments due on mortgage notes payable during the five years subsequent to December 31, 1993 are as follows: 1994 -- $3,123,300, 1995 -- $3,728,745, 1996 -- $1,193,114, 1997 -- $5,928,606, 1998 --
$1,586,495. These payments include special principal curtailments and balloon payments of $2,070,000 in 1994, $2,441,000 in 1995 and $4,650,000 in 1997.

                      UNITED DOMINION REALTY TRUST, INC.

4. NOTES PAYABLE

     A summary of notes payable at December 31, 1992 and 1993 is as follows (in thousands):


                                                                                                           1992         1993
                                                                                                           ----         ----
Commercial Banks
  Borrowings outstanding under revolving credit facilities..........................................  $    22,000  $    28,650
  Borrowings outstanding under bank lines of credit.................................................        6,500           --
  Variable rate note due November, 1994 (a).........................................................       10,000       10,000

Insurance Companies -- Senior Unsecured
Notes
  7.98% due March, 1997-2003 (b)....................................................................           --       52,000
  9.57% due July, 1996..............................................................................       35,000       35,000
  7.89% due March, 1996.............................................................................       10,000       10,000
  7.57% due March, 1995.............................................................................       10,000       10,000
  8.72% due November, 1994-1998 (c).................................................................       10,000       10,000

Other...............................................................................................        1,105          908
                                                                                                      -----------  -----------
                                                                                                      $   104,605  $   156,558
                                                                                                      ===========  ===========












(a) The note bears interest at three month LIBOR plus 100 basis points. In November, 1991, the Trust entered into an interest rate swap agreement with a bank which has the effect of fixing the interest rate at 7.57%.

(b) Payable in seven equal principal installments of $7.4 million.

(c) Payable in five equal annual principal installments of $2 million.

     Certain of the loan agreements contain covenants which require the Trust, among other things, to maintain minimum tangible net worth, as defined, and to maintain certain financial ratios.

     In December 1992 the Trust entered into revolving credit agreements with three commercial banks for a total of $40 million which was subsequently increased to $45 million in July, 1993. These credit facilities currently expire in June, 1994, but are renewable annually by mutual agreement between the Trust and each bank. Borrowings bear interest from LIBOR + 5/8% to the respective bank's prime rate, depending on the level of the Trust's debt, as defined. At December 31, 1993, there were borrowings of $28.65 million under these credit facilities.

     At December 31, 1993, the Trust had lines of credit with three commercial banks for a total of $16 million. At December 31, 1993, there were no borrowings outstanding under these lines of credit. Each line is subject to periodic bank review and requires the Trust to maintain a depository relationship with the respective bank. Borrowings bear interest at or below the respective bank's prime rate.

     Information concerning short-term bank borrowings is summarized in the table that follows (dollars in thousands):


                                                                                               1991       1992        1993
                                                                                               ----       ----        ----
Total revolving credit facilities and lines of credit at December 31......................  $  39,500  $   51,000  $   61,000
Borrowings outstanding at December 31.....................................................     38,900      28,500      28,650
Weighted average daily borrowings during the year.........................................     31,156       4,059      11,313
Maximum daily borrowings during the year..................................................     44,920      38,900      43,200
Weighted average daily interest rate during the year......................................        7.2%        5.4%        4.0%

                      UNITED DOMINION REALTY TRUST, INC.

5. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and  estimated fair value  of the Trust's  financial instruments at December 31, 1993 were as follows (in thousands):



                                                                                                 CARRYING AMOUNT   FAIR VALUE
                                                                                                 ---------------   ----------
Cash and cash equivalents.....................................................................     $   5,773       $     5,773
Mortgage notes payable........................................................................        72,862            78,600
Notes payable.................................................................................       156,558           165,020
Interest rate swap agreements.................................................................            --              (228)

     The following methods and assumptions were used by the Trust in estimating the fair values set forth above.

     Cash and cash equivalents The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Notes payable and mortgage notes payable The carrying amounts of the Trust's borrowings under its short term revolving credit agreements and lines of credit approximate their fair value. The fair values of the Trust's fixed rate term debt and fixed rate mortgage notes are estimated using discounted cash flow analysis, based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements.

     Interest rate swap agreements Fair value for the Trust's interest rate swap agreements represents the estimated amount that the Trust would receive or (pay) to terminate the swaps, taking into account current interest rates and the credit worthiness of the swap counterparties.

6. INCOME TAXES

     The differences between net income for financial reporting purposes and taxable income before dividend deductions relate primarily to timing differences, depreciation adjustments resulting from book-tax basis differences of certain properties and the deferral for tax purposes of certain gains on property sales. Since 1980, certain property dispositions have been structured as like-kind exchanges pursuant to Section 1031 of the Code so that, for tax purposes, recognition of a substantial portion of the related gains has been deferred. Deferred income taxes associated with these deferred gains have not been provided since the Trust intends to ultimately distribute such gains as they are recognized for federal income tax purposes. The Trust has approximately $628,000 of net operating loss carry forwards, expiring through 1998, available to offset future REIT taxable income, if any.

     For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the three years ended December 31, 1993, distributions paid per share were as follows:

                                                  1991       1992       1993
                                                  ----       ----       ----
Ordinary income...............................  $    .368  $    .418  $    .500











Capital gains.................................         --         --         --
Return of capital.............................       .257       .237       .200
                                                ---------  ---------  ---------
                                                $    .625  $    .655  $    .700

7. REALIZED GAINS (LOSSES) ON SALES OF INVESTMENTS

     All realized gains (losses) on sales of investments are distributed to shareholders if and when recognized for income tax purposes. Since 1980, gains aggregating approximately $7.6 million have been deferred for income tax purposes and are undistributed at December 31, 1993.

                      UNITED DOMINION REALTY TRUST, INC.

7. REALIZED GAINS (LOSSES) ON SALES OF INVESTMENTS -- Continued
     The following is a summary of realized gains (losses) on sales of investments for the three years ended December 31, 1993 (in thousands):

                                                    1991       1992       1993
                                                    ----       ----       ----
Proceeds from sales of investments...............  $   26     $   --     $  458
Carrying value of investments.................         --         --        547
                                                   ------     ------     ------
Realized gains (losses) on sales of investments..  $   26     $   --     $  (89)
                                                   ======     ======     ======

8. EXTRAORDINARY ITEM -- EARLY EXTINGUISHMENT OF DEBT

     During 1991 and 1992, the Trust repaid certain debt prior to maturity and recognized extraordinary losses of $35,000 and $242,000 respectively. These losses represent prepayment fees and, in certain cases, unamortized financing costs relating to the debt retired.

9. COMMON STOCK

     On April 2, 1993, the Trust's Board of Directors declared a two-for-one split of the Trust's common stock, effective May 5, 1993 to shareholders of record as of April 19, 1993. All share and per share information in the financial statements have been adjusted to retroactively reflect the stock split. Stock options, and all other agreements payable in shares of the Trust's common stock were amended to provide for issuance of two shares of common stock for every one share issuable prior to declaration of the stock split. An amount equal to the par value of the common shares issued was transferred from additional paid-in capital to the common stock account. This transfer has been reflected in the statement of shareholders' equity at December 31, 1990.

     In July, 1993, the Trust completed a public offering of 6,095,000 shares at $13.50 per share. Net proceeds of the offering after deducting underwriting commissions and direct offering costs, aggregated approximately $78 million of which approximately $35 million was used to curtail existing bank debt. The remaining net proceeds were invested in short term money market instruments and were used primarily for the acquisition of additional properties. Pro forma net income per share for 1993, which assumes the issuance of 2,738,333 shares and the retirement of $35 million of debt at the beginning of the year would have been $.29.

     In January, 1992, the Trust completed a public offering of 8,050,000 shares at $10.25 per share. Net proceeds of the offering after deducting underwriting commissions and direct offering costs, aggregated approximately $78 million of which approximately $38 million was used to curtail then existing bank debt and approximately $14.5 million was used to retire certain mortgage debt. The remaining net proceeds were temporarily invested in short term money market instruments and were used primarily for the acquisition of additional properties. Pro forma net income per share for 1992, which assumes the issuance of 5,433,692 shares and the retirement of $52.5 million of debt at the beginning of the year, would have been $.21.

     In May, 1991, the Trust completed a 1,800,000 share private placement of common stock to a limited number of institutional investors at $8.875 per share. Net proceeds of $15.4 million were used to retire then outstanding short term bank debt. Pro forma net income per share for 1991, which assumes the issuance of 3,710,726 shares, the conversion of $14.8 million of subordinated debentures, and the retirement of $15.4 million of debt at the beginning of the year, would have been $.22 per share.

     In 1991, 1992 and 1993, the Trust entered into stock purchase agreements whereby certain officers purchased common stock at the then current market price. The Trust provides 100% financing for the purchase of the shares with interest payable quarterly at rates escalating from 7% to 8 1/2%. The underlying notes mature beginning in November, 1998. At December 31, 1993, shares outstanding under stock purchase agreements aggregated 405,500. Shares available for future issuance under this plan total 194,500.

                      UNITED DOMINION REALTY TRUST, INC.

9. COMMON STOCK -- Continued
     During 1990, the Trust implemented a dividend reinvestment plan. Shares in the amount of 942,611 are reserved for future issuance under this plan.

10. SHARE OPTIONS

     In May, 1986, the shareholders of the Trust approved, and in 1989 and 1992 amended, the 1985 share option plan effective December 31, 1985, whereby a maximum of 2,400,000 options could be granted, at the discretion of the Board, to certain officers, directors and key employees of the Trust, through 1997. On December 14, 1993, the Board granted 67,100 incentive stock options
(ISOs)  to key employees of  the Trust at $13.63 per  share which expire on or before December 31, 1998.

     Of the options outstanding at December, 1991, 1992, and 1993, 187,018 options, 603,436 options, and 438,380 options, respectively, were not then exercisable under the provisions of the plan.

     The plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. The optionee generally has up to five years from the date on which the options first become exercisable during which to exercise the options. Activity in the Trust's share option plan during the three years ended December 31, 1993 is summarized below (in thousands, except share and per share amounts):




                                                    SHARES                     OUTIONS OUTSTANDING
                                                   AVAILABLE       -----------------------------------
                                                   FOR FUTURE                  PRICE PER     AGGREGATE
                                                  OPTION GRANT     SHARES         SHARE        VALUE
                                                  ------------     ------      ----------    ---------
Balance, December 31, 1990......................       499,000     301,000  $    7.44-$9.06  $   2,339
Options cancelled or expired....................        45,000     (45,000) $    8.57-$9.06       (403)
Options granted.................................      (170,000)    170,000  $    7.44-$9.19      1,492
                                                     ---------     -------                   ---------
Balance, December 31, 1991......................       374,000     426,000  $    7.44-$9.19      3,428
Authorization of additional options.............     1,600,000          --         --               --
Options granted.................................      (615,000)    615,000  $    11.56           7,111
Options exercised...............................            --     (58,600) $    7.44-$9.19       (458)
Options expired.................................        12,000     (12,000) $    8.31-$9.06       (105)
                                                     ---------     -------                   ---------
Balance, December 31, 1992......................     1,371,000     970,400  $   7.44-$11.56      9,976
Options granted.................................       (67,100)     67,100  $    13.63             914
Options exercised...............................            --     (98,900) $   7.44-$11.56       (840)
Options expired.................................         4,000      (4,000) $   9.09-$11.56        (55)
                                                     ---------     -------                   ---------
Balance, December 31, 1993......................     1,307,900     934,600  $   7.44-$13.63  $   9,995
                                                     =========     =======                   =========
                                             F-13

                      UNITED DOMINION REALTY TRUST, INC.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of quarterly results of operations for 1992 and 1993 (in thousands, except per share data):













                                                                                  FIRST       SECOND    THIRD       FOURTH
                                                                                 QUARTER     QUARTER   QUARTER     QUARTER
                                                                                 -------     -------   -------     -------
1992:
Rental income.................................................................  $   14,868  $  15,171  $   16,095  $   17,067
Income from property operations...............................................       5,140      4,805       5,052       5,970
Income before extraordinary item..............................................       1,962      1,758       1,891         966(a)
Net income....................................................................       1,991      1,758       1,891         695(a)

Per share:
  Income before extraordinary item............................................  $      .06  $     .05  $      .05  $      .03(a)
  Net income..................................................................         .06        .05         .05         .02(a)

(a) Includes provision for possible investment losses of $1,564 ($.04 per share)

                                                                                  FIRST       SECOND     THIRD       FOURTH
                                                                                 QUARTER     QUARTER    QUARTER     QUARTER
                                                                                 -------     -------    -------     -------
1993:
Rental income.................................................................  $   20,182  $  21,736  $   22,683  $   24,483
Income from property operations...............................................       7,400      7,790       7,829       8,442
Income before extraordinary item..............................................       2,589      2,250       2,933       3,425
Net income....................................................................       2,589      2,250       2,933       3,425

Per share:
  Income before extraordinary item............................................  $      .07  $     .06  $      .07  $      .08
  Net income..................................................................         .07        .06         .07         .08



12. SUBSEQUENT EVENTS

     At December 31, 1993, the Trust had a commitment to purchase an apartment complex for a cost of $14 million. Subsequent to December 31, 1993, the Trust entered into additional contracts to purchase four apartment complexes for $39 million.

     The Trust is in the process of preparing a Registration Statement for the purpose of selling $75 million of Notes. The proceeds will be used to curtail bank debt and fund acquisition of additional properties.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN











THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                              TABLE OF CONTENTS

                                                     PAGE
Available Information............................      2
Incorporation of Certain Documents by
  Reference......................................      2
Prospectus Summary...............................      3
The Trust........................................      5
Recent Developments..............................      5
Use of Proceeds..................................      6
Capitalization...................................      6
Selected Financial Data..........................      7
Management's Discussion and Analysis of Financial
  Condition and Operations.......................      8
Business.........................................     11
Management.......................................     15
Description of Notes.............................     15
Underwriting.....................................     23
Legal Matters....................................     24
Experts..........................................     24
Index to Financial Statements....................     F-1

                                 $75,000,000

                                UNITED DOMINION
                                 REALTY TRUST

                                   % NOTES DUE
                                MARCH 1, 2006

                                  PROSPECTUS

                             GOLDMAN, SACHS & CO.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses in connection with the offering are as follows:












Securities and Exchange Commission registration fee     $    25,862
Rating agency fees                                           75,000
Accounting fees and expenses                                 25,000
Blue Sky fees and expenses                                   15,000
Legal fees and expenses                                      30,000
Trustee's fees and expenses                                   5,000
Printing                                                     20,000
Miscellaneous                                                 4,138
                                                        -----------
     TOTAL                                              $   200,000
                                                        ===========
ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Directors   and  officers  of  the   Trust  may  be  indemnified  against
liabilities, fines, penalties, and claims imposed upon or asserted against them as provided in the Virginia Stock Corporation Act and the Articles of Incorporation. Such indemnification covers all costs and expenses reasonably incurred by a director or officer. The Board of Directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent counsel appointed by the Board of Directors, must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. In addition, the Virginia Stock Corporation Act and the Trust's Articles of Incorporation may under certain circumstances eliminate the liability of directors and officers in a shareholder or derivative proceeding.

     If the person involved is not a director or officer of the Trust, the Board of Directors may cause the Trust to indemnify to the same extent allowed for directors and officers of the Trust such person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Trust, or is or was serving at the request of the Trust as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

ITEM 16.  EXHIBITS

1-                  Form of Underwriting Agreement
4(d)(i)-            Indenture dated as of March 1, 1994, between the Trust and
                    NationsBank of Virginia, N.A., as Trustee
4(d)(ii)-           Form of Note
5 -                 Opinion of Hunton & Williams
12-                 Computation of ratios of earnings to fixed charges
23(i)-              Consent of Hunton & Williams (included in Exhibit 5)
23(ii)              Consent of Ernst & Young
23(iii)-            Consent of L. P. Martin & Company
23(iv)              Consent of Ahearn, Jasco & Company
24-                 Power of Attorney (located on the signature page of this
                    registration statement)
25-                 Statement of Eligibility and Qualification on Form T-1 of
                    NationsBank of Virginia, N.A., as the Trustee, under the Trust Indenture Act of 1939

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned registrant  hereby undertakes that,  for purposes of determining any liability under the Securities Act of 1933, as amended (the Securities Act), each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the

Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of propectus filed by the registrant pursuant to 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of the registration statement as of the time it was declared effective.

     (c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Virginia Code, the Articles of Incorporation or By-laws of the registrant or resolutions of the Board of Directors of the registrant adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on March 7, 1994.

                                         UNITED DOMINION REALTY TRUST, INC.

                                         By:         John P. McCann
                                              President and Chief Executive
                                                          Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 7, 1994. Each of the undersigned officers and directors of the registrant hereby constitutes John P. McCann and James Dolphin, either of whom may act, his true and lawful attorneys-in-fact with full power to sign for him and in his name in the capacities indicated below and to file any and all amendments to the registration statement filed herewith, making such changes in the registration statement as the registrant deems appropriate, and generally to do all such things in his name and behalf in his capacity as an officer and director to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

                      SIGNATURE                                                 TITLE AND CAPACITY
                    John P. McCann                      President, Chief Executive Officer (Principal Executive Officer)
                                                          and Director

                    James Dolphin                       Senior Vice President, Chief Financial Officer (Principal
                                                          Financial and Accounting Officer) and Director

                   Robert P. Buford                     Director

                  Barry M. Kornblau                     Director

               C. Harmon Williams, Jr.                  Director

                                EXHIBIT INDEX

EXHIBIT                         DOCUMENT

1-                 Form of Underwriting Agreement
4(d)(i)-           Indenture dated as of March 1, 1994, between the
                   Trust and NationsBank of Virginia, N.A., as Trustee
4(d)(ii)           Form of Note
5 -                Opinion of Hunton & Williams
12-                Computation of ratios of earnings to fixed charges











23(i)-             Consent of Hunton & Williams (included in Exhibit 5)
23(ii)-            Consent of Ernst & Young
23(iii)-           Consent of L. P. Martin & Company
23(iv)-            Consent of Ahearn, Jasco & Company
24-                Power of Attorney (located on the signature page of this
                   registration statement)
25-                Statement of Eligibility and Qualification on Form T-1 of
                   NationsBank of Virginia, N.A., as the Trustee, under the Trust Indenture Act of 1939